PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Response to Ministry of Environment Posted

Vancouver BC,  October 31, 2012:  The Company has responded to the Ministry of Environment in regards to the rejection of the Company’s Application for an Environmental Assessment Certificate.

The Company has been working on the development of the Morrison Copper/Gold Project (the Project) since 1998.  Baseline data to support the Application for an Environmental Assessment Certificate (EAC) has been collected since 2002.  PBM entered the Pre-Application stage of the Environmental Assessment Process on September 30, 2003.

On July 12, 2010, PBM entered the Application Review stage of the Environmental Assessment process when the BC Environmental Assessment Office (EAO) accepted the Company’s Application for an EAC.

On August 20, 2012, day 763 of the 180-day Review period, the EAO completed the Environmental Assessment Application Review and submitted their referral documents to the Ministers for a decision.

On October 1, 2012, the Application was rejected by the Ministers although the EAO’s Assessment Report concluded that the Project as proposed does not have the potential for significant adverse effects and that the First Nations have been consulted and accommodated appropriately.

The Company’s responses to the factors that were considered by the Ministers in reaching their decision, (as per the e-mail from Terry Lake, Minister of Environment received October 1, 2012) have been prepared, emailed to the appropriate ministers and posted on the Company’s website at the following link:  http://www.pacificbooker.com/pdf/121030L-MorrisonEACRejectionResponse.pdf.

The Company wishes to emphasize that the design and environmental assessment of the Project was prepared by qualified professionals who have extensive world-wide experience.  In addition, independent 3rd Party reviews, initiated by the EAO, supported PBM’s assessment of no significant adverse effects.

PBM has adequately and reasonably addressed all the issues raised by government agencies, First Nations and the public (over 70 government agency reviewers, nine organizations and over 800 issues/comments).

The Application contained approximately 16,000 pages including the EAC Application; an Addendum to the EAC Application; Review Response Report Rev 1; Review Response Report Rev 2; 3rd Party Review Response Report and 3rd Party Review Response Report Addendum.

The EAO and the Company agreed to 32 Conditions that PBM would have to meet as part of the EAC.  The information and plans would be developed during the Detailed Engineering phase, which PBM has not yet started, and would be completed prior to the issuance of the Mines Act Permit.

In a letter to the EAO on August 13, 2012, the Company summarized its final response with respect to the EAC Application.  In that letter, PBM noted that the changes in predicted Morrison Lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline, and the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

The Company wishes to emphasize that PBM is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml